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[RENTAL SERVICE CORPORATION LOGO]

June 28, 1999

Dear Rental Service Employee:

We are pleased to inform you that this morning, Rental Service Corporation announced that we have entered into a merger agreement with Atlas Copco North America Inc., a U.S. subsidiary of Atlas Copco AB, a major global manufacturer and marketer of industrial equipment and machinery based in Stockholm, Sweden.

Attached is a copy of the press release we issued this morning. Atlas Copco has agreed to offer $29.00 per share in cash for all the outstanding common shares of Rental Service, a price we believe represents an attractive opportunity for our stockholders and reflects a recognition of our quality assets, our superior professional capabilities, and our excellent position in the equipment rental industry.

Through Atlas Copco North America Inc., the Atlas Copco Group has a significant North American presence in the equipment rental industry. Its major operating units include North American companies such as Prime Service, Inc., with 182 locations, as well as Milwaukee Electric Tool Company and Chicago Pneumatic Tool Company. With revenues of $4.176 billion in 1998, Atlas Copco employs nearly 24,000 people, of which more than 7,000 are in North America.

After the transaction is completed, RSC is expected to operate as a division in the rental service business area of Atlas Copco under the leadership of current RSC management, both locally and nationally, with its headquarters in Scottsdale, Arizona.

As part of the Atlas Copco worldwide family, Rental Service expects to gain expanded coverage for our national accounts program, important access to world markets for used equipment sales, and valuable additional insight into distribution.

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We envision a continued bright future for our company and the opportunity for expanded career horizons for you, our employees, within an organization that also values its employees as the key element in delivering quality service to customers. We are keenly aware that recent events, including the terminated merger agreement with NationsRent, Inc. and the unsolicited offer from United Rentals, Inc., may have been unsettling for you. We are now moving forward with a clear sense of our future direction.

We thank you for all your efforts, particularly during the past six months. Despite difficult distractions, you have remained dedicated to making our customers, as always, our number one priority. That is what has made us so successful in the past and will continue to be our greatest strength going forward. We appreciate your continued support and full commitment to making RSC the best operating company in the industry.

Over the next several weeks and months, there will undoubtedly be additional information to share with you. We will continue to keep you informed of new developments as promptly as possible through conference calls and e-mails to our stores.

Please forward any questions to Kim Edwards at (408) 905-3346
(kimedwards@rentalservice.com), your manager, or your regional human resources manager.

Sincerely,

Jack Sullivan                Rob Wilson           Doug Waugaman